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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                               ----------------

                                 SCHEDULE 14D-9
                     Solicitation/Recommendation Statement
                          Pursuant to Section 14(d)(4)
                     of the Securities Exchange Act of 1934

                               ----------------

                              Global Crossing Ltd.
                           (Name of Subject Company)

                              Global Crossing Ltd.
                      (Name of Person(s) Filing Statement)

                               ----------------

                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)

                                   G3921A100
                     (CUSIP Number of Class of Securities)

                               ----------------

                             James C. Gorton, Esq.
                              Global Crossing Ltd.
                              150 El Camino Drive
                                   Suite 204
                        Beverly Hills, California 90212
                                 (310) 385-5200
                 (Name, address and telephone number of person
               authorized to receive notice and communications on
                   behalf of the person(s) filing statement)

                                With a copy to:

                            Brian J. McCarthy, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                             300 South Grand Avenue
                         Los Angeles, California 90071
                                 (213) 687-5600


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Item 1. Security and Subject Company.

  The name of the subject company is Global Crossing Ltd., a company formed under the laws of Bermuda ("Global" or the "Company"), and the address of its principal executive offices is Wessex House, 45 Reid Street, Hamilton HM12, Bermuda. The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 relates is the common stock, par value $0.01 per share ("Common Stock" or "Shares"), of Global.

Item 2. Tender Offer of the Bidder.

  This Statement relates to the cash tender offer (the "Offer") described in the Tender Offer Statement on Schedule 14D-1 dated May 21, 1999, filed by U S WEST, Inc., a Delaware corporation ("U S WEST" or the "Offeror"), with the Securities and Exchange Commission, relating to an offer to purchase up to 39,259,305 outstanding shares of Common Stock (representing approximately 9.49% of the issued and outstanding shares as of May 16, 1999), at a price of $62.75 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 21, 1999 and the related Letter of Transmittal (as amended or supplemented, collectively, the "Offer Documents").

  The Offer is being made pursuant to the Tender Offer and Purchase Agreement, dated as of May 16, 1999, between Global and U S WEST (the "Agreement").

  According to the Offer Documents, the principal executive offices of U S WEST are located at 1801 California Street, Suite 5100, Denver, Colorado 80202.

Item 3. Identity and Background.

  (a) The name and business address of Global, which is the person filing this Solicitation/Recommendation Statement, are set forth in Item 1 above.

  (b) Except as set forth in this Item 3(b), to the knowledge of Global, as of the date hereof, there are no material contracts, agreements, arrangements or understandings and no actual or potential conflicts of interest between Global or its affiliates and (i) Global, its executive officers, directors or affiliates or (ii) U S WEST or its executive officers, directors or affiliates.

                      TENDER OFFER AND PURCHASE AGREEMENT

General

  The Agreement provides that U S WEST will commence the Offer. Because the description of the tender offer agreement contained in this document is a summary, it does not contain all the information that may be important to you. A copy of the Agreement is filed as Exhibit 2 hereto.

The Offer

  Subject to the satisfaction of certain conditions (see "--Offer Conditions"), and unless the parties agree to exercise their respective termination rights (see "--Termination"), U S WEST or one of its direct or indirect wholly-owned subsidiaries will commence an offer to purchase for cash up to 39,259,305 shares of Global common stock at a price of $62.75 per share net to the seller in cash. The number of shares of Global common stock subject to the tender offer will be adjusted for any change or distribution in respect of Global's common stock by reason of a stock split, combination, reclassification, stock dividend, or any similar event, so as to provide U S WEST and the tendering shareholders the economic benefits provided under the Agreement. If, at the expiration of the tender offer, more than 39,259,305 Shares of common stock have been tendered and not withdrawn, U S WEST will purchase such shares on a pro rata basis, based on the number of shares tendered by each Global shareholder, with appropriate adjustment to avoid purchase of fractional shares. U S WEST and

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Global agree to cooperate to make necessary adjustments to the proration mechanism to allow holders of exercisable options to purchase Global common stock (issued by the Company) to tender shares issuable upon exercise of such options without exercising such options until such time as it is determined that such shares will be purchased by U S WEST pursuant to the tender offer.

  U S WEST will pay for tendered shares of Global common stock as soon as it is permitted to do so under applicable law. U S WEST's obligation to pay for tendered shares of Global common stock is subject only to certain conditions (see "--Offer Conditions"). U S WEST reserves the right to waive any tender offer condition and make any other changes in the terms of the tender offer. However, unless U S WEST receives the written approval of Global, it may not:

      a. decrease the price offered per share of Global common stock;

      b. change the form of consideration payable in the tender offer;

      c. increase or reduce the maximum number of shares of Global common stock to be purchased in the tender offer;

      d. amend or impose additional tender offer conditions; or

      e. make other changes adverse to Global or its shareholders or which may delay the consummation of the tender offer.

  Offering Period. The tender offer will remain open for an initial period of twenty business days after its commencement. Unless the Agreement has been terminated, U S WEST will extend the tender offer from time to time if, at the then-scheduled expiration date, all the tender offer conditions (see --"Offer Conditions") have not been satisfied or waived. Unless Global consents in writing, each extension will not exceed ten business days. However, if U S WEST and Global reasonably believe fewer than ten business days are necessary to satisfy the tender offer conditions, then the extension will not exceed such fewer number of days. Any extension will not be less than the minimum number of days required by the Exchange Act or any applicable law.

  Securities and Exchange Commission filings. As soon as reasonably practicable on the date the tender offer is commenced, U S WEST will file a tender offer statement on Schedule 14D-1 with the Securities and Exchange Commission. The Schedule 14D-1 will contain an "Offer to Purchase" and forms of the related letter of transmittal, in compliance with the rules under the Exchange Act. U S WEST agrees to give Global and its counsel an opportunity to review the Schedule 14D-1 before it is filed with the Securities and Exchange Commission. U S WEST and Global agree to promptly correct any information they provide which becomes false or misleading in any material respect. U S WEST agrees to cause any corrected Schedule 14D-1 to be filed with the Securities and Exchange Commission and to disseminate to Global common shareholders the corrected "Offer to Purchase" and forms of the related letter of transmittal, to the extent required by federal securities laws. As soon as U S WEST receives any comments from the Securities and Exchange Commission, U S WEST will provide Global with a copy of such comments.

  Contemporaneously with the commencement of the tender offer, Global will file with the Securities and Exchange Commission a Solicitation/Recommendation Statement on Schedule 14D-9 containing Global's board of directors' recommendation that shareholders accept the offer and tender their shares of common stock. Global will also promptly mail the Schedule 14D-9 to its shareholders. The Schedule 14D-9 and all amendments thereto will comply in all material respect with the rules of the Exchange Act. Global and U S WEST agree to promptly correct any information they provide which becomes false or misleading in any material respect. Global agrees to cause any corrected Schedule 14D-9 to be filed with the Securities and Exchange Commission, and disseminated to its common shareholders, to the extent required by federal securities laws.

  Global Action. In connection with the tender offer, Global will promptly furnish U S WEST with mailing labels, security position listings, any non-objecting beneficial owner lists and any available listings or computer files containing the names and addresses of the record holders of shares of Common Stock. Global will furnish U S WEST with such additional information and assistance as Global or its agents may reasonably require to

                                       3
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communicate the tender offer to the record and beneficial holders of shares of
Common Stock. U S WEST will use such information only in connection with the tender offer. U S WEST will deliver to Global all copies of such information in its possession if the Agreement is terminated.

Representations and Warranties by Global

  The Agreement contains representations and warranties, subject to qualifications, made by Global to U S WEST as to, among other things:

  .  its due organization, valid existence and good standing;

  . corporate authorization to enter into the Agreement, to perform its obligations under the Agreement and to consummate the transactions contemplated thereby, and the enforceability of the Agreement against Global;

  . absence of conflicts of the Agreement with its organizational documents, any law or regulation and any agreement to which it is party (including the registration rights agreement, dated as of August 12, 1998); and

  . consents and filings needed in connection with the execution and delivery by Global of the Agreement.

Representations and Warranties by U S WEST

  The Tender Offer and Purchase Agreement contains representations and warranties, subject to qualifications, made by U S WEST to Global as to, among other things:

  .  its due organization, valid existence and good standing;

  . corporate authorization to enter into the Agreement, to perform its obligations under the Agreement and to consummate the transactions contemplated thereby, and the enforceability of the Agreement against U S WEST;

  . absence of conflicts of the Agreement with its organizational documents, any law or regulation and any agreement to which it is party;

  . consents and filings needed in connection with the execution and delivery by U S WEST of the Agreement;

  . compliance with state and federal securities laws regarding unregistered shares of Global common stock; and

  .  necessary financing.

Additional Agreements

  Registration Rights. U S WEST will have the right to exercise certain registration rights as provided in the registration rights agreement as if U S WEST were a party thereto. Global entered an Agreement, dated as of May 16, 1999, with the shareholders who are parties to the registration rights agreement granting U S WEST such registration rights. U S WEST cannot exercise any of these registration rights until the later of (i) the termination of the Frontier Merger Agreement (as defined below) (or consummation of the transactions pursuant thereto) and (ii) the termination of the Merger Agreement.

  Board Representation. After the merger agreement is terminated and as long as U S WEST beneficially owns more than 5% of Global's outstanding shares of Common Stock (for purposes hereof, if U S WEST's ownership of Common Stock is reduced to less than 5% because of issuances by Global of Common Stock, U S WEST will be deemed to beneficially own 5% until it transfers shares of Common Stock), Global agrees to use its best efforts to cause one individual designated by U S WEST to be nominated to serve on its board of directors. Global agrees to solicit proxies for such individual to the same extent as for other members of its slate of nominees. After U S WEST no longer beneficially owns 5% of Common Stock, at the request of Global, U S WEST will cause any U S WEST designee to resign.

                                       4
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  Hart-Scott-Rodino Act. U S WEST and Global agree to make all filings and submissions required by the Hart-Scott-Rodino Act (with respect to the tender offer). U S WEST and Global will provide to each other any assistance, information, or documents necessary to comply with the Hart-Scott-Rodino Act. U S WEST and Global will provide each other copies of all correspondence each has with any governmental authority in connection with the Agreement.

  Public Announcements. U S WEST and Global agree not to issue any press release or public statement without prior approval, unless required by law.

  Legend. Following consummation of the Offer, the parties agree to cooperate to legend the Global common stock certificates purchased pursuant to the tender offer to refer to the applicable restrictions on the transfer of such certificate under the voting agreement, the standstill agreement, the Agreement and applicable law.

Termination

  The Tender Offer and Purchase Agreement provides that prior to the closing of the tender offer, the Agreement may be terminated:

  .  by mutual written consent of U S WEST and Global; or

  . by U S WEST or Global on or after May 16, 2000, but only if the merger agreement has previously been terminated; or

  . by U S WEST at any time after the termination of the merger agreement pursuant to Section 9.1(d)(ii)(A) or 9.1(e) of the merger agreement (see "--The Merger Agreement") or by Global pursuant to Section 9(h)(i) of the merger agreement; or

  . by Global at any time beginning on the first business day prior to the mailing of the proxy statement in connection with the Agreement and Plan of Merger, dated as of March 16, 1999 among Global, GCF Acquisition Corp. and Frontier (the "Frontier Merger Agreement"); or

  . by U S WEST at any time beginning on the first business day following the termination of the Frontier Merger Agreement in accordance with its terms.

  If the Agreement is terminated, U S WEST will promptly terminate the tender offer without accepting any shares of Common Stock for payment.

Amendment

  U S WEST and Global may amend the Agreement at any time by a writing signed by both parties.

Offer Conditions

  U S WEST will not accept or pay for any shares tendered, if prior to the termination of the tender offer the Hart-Scott Rodino Act waiting period is not expired or the tender offer has been terminated. U S WEST will not be required to accept or pay for any shares tendered, and may amend or terminate the tender offer if, prior to the expiration of the tender offer, any order or injunction is entered or any other action taken which makes illegal or prohibits payment for shares of Common Stock pursuant to the tender offer.

  The above tender offer conditions may be asserted by U S WEST regardless of the circumstances (subject to the other terms of the Agreement). U S WEST may waive any of the conditions only after giving five business days' notice to Global.

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                          TENDER AND VOTING AGREEMENT

General

  The tender and voting agreement establishes certain rights and obligations of the signatory shareholders of the Company in connection with the tender offer by U S WEST for Shares and the Merger. Because the description of the tender and voting agreement contained in this document is a summary, it does not contain all the information that may be important to you. A copy of the tender and voting agreement is attached as Exhibit 5 hereto.

Agreement to Tender Shares

  Each shareholder who is a party to the tender and voting agreement agrees to tender and not to withdraw at least 12.3045% of the total number of Shares owned by such shareholder.

Agreement to Vote Shares

  Each shareholder who is a party to the tender and voting agreement agrees to:

  . be present, in person or by proxy, at all Global shareholders meetings, so that all Shares then held by such shareholder and entitled to vote may be counted; and

  . vote, or deliver a written consent covering, all the Shares then held by such shareholder to approve the merger and against any action which would reasonably be expected to result in a failure of the conditions to the Merger to occur.

Waiver of Appraisal Rights

  To the extent permitted by law, each shareholder who is a party to the tender and voting agreement agrees to waive any appraisal, dissenters' or similar rights that such shareholder may have under Bermuda law with respect to the merger.

Restriction on Transfer--Global Merger

  Until the Merger is consummated or the Merger Agreement is terminated, the shareholders who are a party to the Tender and Voting Agreement agree not to transfer Shares representing 15% of the issued and outstanding shares of Global Common Stock to any single person or group unless such recipient agrees to comply with the voting requirements of the tender and voting agreement.

Restriction on Transfer--Frontier Merger

  Until Global's merger with Frontier is consummated or the Frontier Merger Agreement is terminated, each shareholder who is a party to the tender and voting agreement (other than certain shareholders identified on Exhibit A to the tender and voting agreement) agrees not to transfer the shares without Global's consent. The certain shareholders of Global identified as Exhibit A to the tender and voting agreement have entered into a separate transfer agreement with Global pursuant to which each such shareholder has agreed not to transfer their shares until the Frontier merger is consummated or terminated without Global's consent, which consent is not to be unreasonably withheld. A copy of such transfer agreement is attached as Exhibit 8 hereto.

Representations and Warranties of Shareholders

  Each shareholder who is a party to the tender and voting agreement represents and warrants, among other things:

  . if a corporation, that it is duly incorporated and validly existing and has the authority and power to enter the tender and voting agreement;

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  .  valid execution and due authorization of the tender and voting agreement and absence of any violation with the shareholder's charter documents;

  . the agreement is binding and enforceable against each signing shareholder;

  . each shareholder is the owner of the shares listed beside its name on Exhibit A to the tender and voting agreement; and

  .  absence of material litigation.

Termination

  The obligations of the shareholders who are party to the tender and voting agreement under the tender and voting agreement terminate upon the first to occur of the consummation of the Global Merger, the termination of the Merger Agreement, the approval of the Global Merger and the Merger Agreement have been approved by the requisite vote of the shareholders of the Company and the Offeror or the termination of the Agreement without the purchase of shares of Common Stock.

                           THE STANDSTILL AGREEMENT

General

  The standstill agreement establishes certain arrangements between U S WEST and Global with respect to U S WEST's ownership of Common Stock. Because the description of the standstill agreement contained in this document is a summary, it does not contain all the information that may be important to you. A copy of the standstill agreement is filed as Exhibit 3 hereto.

Covenants with Respect to Global Voting Securities

  Acquisition of Global Common Stock. U S WEST and its affiliates (other than Global) agree not to acquire any Common Stock during the standstill period, except pursuant to the Agreement. However, U S WEST and its affiliates may buy Common Stock directly from Global. The standstill period began on May 16, 1999 and continues until the earlier of May 16, 2009 or the effective time (as defined in the Merger Agreement (see description of merger agreement)). However, the standstill period will expire May 16, 2004 if the Merger Agreement is terminated by Global or U S WEST pursuant to certain termination provisions of the Merger Agreement.

  Disposition of Global Common Stock. Until the later of the termination or consummation of the merger agreement and the termination or consummation of the Frontier Merger Agreement, U S WEST and its affiliates will not sell, transfer, pledge or otherwise dispose of any beneficial interest in any Global common stock. During the standstill period, U S WEST and its affiliates will not sell or otherwise dispose of any Global common stock if U S WEST knows that such transaction will result in any person or group controlling more than 5% of the voting power of Global, unless such transferee would own between 5% and 9.5% of Global voting securities and agrees in writing to be bound by this standstill agreement. However, U S WEST may sell Global voting securities under the following circumstances: (i) to its affiliates that agree to be bound by the provisions of the standstill agreement; (ii) pursuant to a tender or exchange offer for Global voting securities which is not opposed by Global's board of directors; (iii) in a business combination; or (iv) as provided by the registration rights given U S WEST in the Agreement (see description of Tender Offer and Purchase Agreement). U S WEST agrees not to transfer all or a substantial part of any affiliate's or subsidiary's capital stock which purchases Global common stock pursuant to the tender offer, without first acquiring such Global Stock from its subsidiary or affiliate.

  Proxy Solicitations/Voting. During the standstill period, U S WEST and its affiliates will not solicit proxies or participate in a proxy solicitation in opposition to Global's board of directors' recommendation or proposal.
U S WEST will not submit a proposal or induce any person to do so or influence any person with respect to

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Global common stock without a formal resolution adopted by Global's board approving such action. At any meeting or consent solicitation to elect the Global board of directors, U S WEST and its affiliates will vote all of their shares in favor of the individuals recommended for election by the Global board of directors.

  No Voting Trusts, Pooling Agreements or Formation of Groups. Except as contemplated by the voting agreement, during the standstill period, U S WEST and its affiliates will not participate in a pooling agreement, syndicate, voting trust or other group for the purpose of acquiring, holding, voting or disposing of Global common stock.

  Limitation on Various Other Actions. During the standstill period, U S WEST and its affiliates will not, among other things, take any of the following actions:

  .  seek to effect a change in control or reorganization of Global;

  . seek to effect any influence over Global's management, directors, or policies;

  . assist anyone in circumventing the provisions of the standstill agreement;

  . present any proposal, or encourage any person to make such a proposal, expected to result in any of the above-mentioned actions or result in U S WEST increasing its Global common stock in violation of the standstill agreement;

  . publicly suggest its willingness to engage in any of the above-mentioned actions; or

  . request a waiver or amendment of any of the covenants with respect to Global common stock.

Representations

  During standstill period and if requested by Global, U S WEST will be present at all meetings of shareholders at which Global board members are to be elected.

                               VOTING AGREEMENT

General

  The voting agreement establishes, among other things, how U S WEST will vote its shares of Global common stock. Because the description of the voting agreement contained in this document is a summary, it does not contain all the information that may be important to you. A copy of the voting agreement is filed as Exhibit 4 hereto.

Agreement to Vote Shares

  The voting agreement provides that at every Global shareholder meeting and on every action taken by written consent, U S WEST agrees to vote its shares in favor of the following:

  . the Merger (See "--The Merger Agreement") and any action required in furtherance thereof; and

  . the Frontier Merger Agreement and any action required in furtherance thereof.

  The voting agreement also provides that at every Global shareholder meeting and on every action taken by written consent, unless otherwise agreed to by Global, U S WEST agrees to vote its shares against the following:

  . any action which would reasonably be expected to result in a failure to satisfy the conditions to the consummation of the merger agreement.

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Representations and Warranties of U S WEST

  The voting agreement contains representations and warranties, subject to qualifications, made by U S WEST to Global as to, among other things:

  .  its current ownership of no shares of Common Stock;

  . its sole power to vote, dispose of, convert, or demand appraisal rights with respect to shares of Global Common Stock it acquires;

  . corporate authorization to enter into the voting agreement, to consummate the transactions contemplated thereby, and the enforceability of the voting agreement against U S WEST;

  . absence of conflicts with its organizational documents, any law or regulation and any agreement to which it is a party;

  .  consents and filings required in connection with the voting agreement;
     and

  .  absence of liens on U S WEST's shares of Common Stock.

Representations and Warranties of Global

  The voting agreement contains representations and warranties, subject to qualifications, made by Global to U S WEST as to, among other things:

  . corporate authorization to enter into the voting agreement, to consummate the transactions contemplated thereby, and the enforceability of the voting agreement against Global;

  . absence of conflicts with its organizational documents, any law or regulation and any agreement to which it is a party; and

  .  consents and filings required in connection with the voting agreement.

Covenants of U S WEST

  Restriction on Transfer, Proxies and Noninterference. The voting agreement contains certain covenants whereby U S WEST agrees not to:

  . offer, sell, or otherwise dispose of, or enter into an arrangement to offer, sell or otherwise dispose of, any shares of Common Stock;

  .  grant proxies or powers of attorney with respect to such shares;

  . deposit such shares into a voting trust or enter into a voting agreement with respect to such shares.

  U S WEST further agrees not to take any action that would make any of its representations and warranties contained in the voting agreement (see "-- Representations and Warranties" of U S WEST) untrue or which would prevent U S WEST from performing its obligations under the voting agreement. U S WEST agrees to use its reasonable efforts to consummate the transactions contemplated by the merger agreement and the voting agreement.

Termination

  The voting agreement terminates upon the later of:

  . the earlier of (a) the consummation of the merger and (b) the termination of the merger agreement pursuant to its terms; and

  . the earlier of (a) the consummation of the Frontier merger and (b) the termination of the Frontier merger agreement pursuant to its terms.

  Upon termination, the voting agreement will become void and there will be no liability on any party or any of its directors, officers, partners, shareholders, employees, agents, advisors, representatives and affiliates in connection with the voting agreement or the transactions contemplated thereby. However, parties remain liable for their breach of the voting agreement. The voting agreement provides that it does not limit or modify the rights, obligations or liabilities of any person under any other contract, including the merger agreement.

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                             THE MERGER AGREEMENT

General

  The merger agreement provides that U S WEST and Global will form a corporation under Delaware law that, after the merger becomes effective, will be the Parent corporation. Parent will be equally owned by U S WEST and Global. Parent will issue two classes of common stock. One class, the Parent Class A Common Stock, will reflect the local service provider business of Parent. The other class, the Parent Class B Common Stock will reflect the global service provider business of Parent. Promptly after the formation of Parent, U S WEST and Global will cause Parent to form two wholly owned subsidiaries. At the effective time of the merger, U S WEST Merger Sub will be merged into U S WEST and U S WEST will be the surviving company and Global Merger Sub will merge into Global and Global will be the surviving company. This section of the document describes material provisions of the merger agreement. Because the description of the merger agreement contained in this document is a summary, it does not contain all the information that may be important to you. A copy of the Merger Agreement is filed as Exhibit 1 hereto.

General Information Regarding the Mergers

  Closing of the Mergers. The mergers will close as soon as practicable upon the fulfillment or waiver of all closing conditions. The mergers are expected to close shortly after the approval of the shareholders of U S WEST and Global, respectively.

  Effective Time of the Mergers. At the closing of the mergers, the parties to the merger agreement will file a certificate of merger with the Delaware Secretary of State and an application for a certificate of amalgamation with the Bermuda Registrar of Companies. The mergers will become effective at the time specified in the certificate of merger and the certificate of amalgamation referenced in the preceding sentence.

  Operation of Parent Following the Mergers. In addition to containing the terms of Parent Class A Common Stock and Parent Class B Common Stock (as described elsewhere in this Statement), the certificate of incorporation of Parent will contain such other provisions as are customary for public companies, including a classified board of directors. In addition, the parties have agreed that Parent will also adopt an appropriate shareholder rights plan.

  Parent's board of directors will have twenty-two members, ten of whom will be designated by U S WEST, ten of whom will be designated by Global and two of whom will be designated by U S WEST (and be reasonably satisfactory to Global) and will not be affiliated with either U S WEST or Global.

  The merger agreement also provides that Mr. Trujillo and Robert Annunziata, currently the Chief Executive Officer of Global, will serve as Co-Chairmen and Co-Chief Executive Officers of Parent following the Closing.

  Alternative Structure. U S WEST and Global agree to use their best efforts to restructure the mergers to qualify as tax-free, if Global's acquisition of Frontier is consummated pursuant to Section 1.10 of the Frontier Merger Agreement.

  Location and Corporate Identity of Parent. At the effective time, the Parent's headquarters will be located in New York City and Parent's corporate name will be "Global Crossing, Inc."

Conversion

  Common Stock. At the time the merger becomes effective, each share of Global Common Stock and each share of U S WEST Common Stock (excluding treasury shares and shares of Global Common Stock owned by U S WEST and shares of U S WEST Common Stock owned by Global) shall be converted into shares of Parent Class A Common Stock and shares of Parent Class B Common Stock according to the conversion and election procedures below.

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  Options, Warrants and Other Rights. Each option, warrant and other right to purchase or otherwise acquire Global Common Stock or U S WEST Common Stock (excluding any such options, warrants or other rights owned by U S WEST or Global) shall be converted into options, warrants or rights to purchase or otherwise acquire Parent Class A Common Stock and Parent Class B Common Stock according to the conversion and election procedures below. The exercise price of the new options, warrant or rights will be adjusted in proportion to the Class B to Class A Value Ratio (as defined below).

  Conversion Ratio. Each holder of Global Common Stock or options, warrants, or rights to purchase or otherwise acquire Global Common Stock (with the same exceptions as noted above) shall have the right to make a number of elections for Parent Class A Common Stock and Parent Class B Common Stock equal to the sum of the number of shares of Global Common Stock held by the holder at the effective time of the merger and the number of shares of Global Common Stock issuable upon exercise of options, warrants or rights held by the holder at the effective time (with the same exceptions as noted above) could be exchanged if exercised. Each holder of U S WEST Common Stock or options, rights or warrants to purchase or otherwise acquire U S WEST Common Stock (with the same exceptions as noted above) shall have the right to make a number of elections between Parent Class A Common Stock and Parent Class B Common Stock equal to the sum of the shares of U S WEST Common Stock held by the holder at the effective time of the merger and the number of shares of U S WEST Common Stock issuable upon exercise of options, warrants or rights held by the holder at the effective time of the merger (with the same exceptions as noted above) multiplied by the conversion ratio. The conversion ratio is determined by dividing the total number of shares of Global Common Stock outstanding on the date of the Merger Agreement (on a fully diluted basis, using the treasury method of calculation) less 39,259,305, divided by the total number of shares of U S WEST Common Stock outstanding on the date of the Merger Agreement (on a fully diluted basis, using the treasury method of calculation). For the purpose of calculating the conversion ratio above, the number of outstanding shares of Global Common Stock outstanding on the date of the Merger Agreement includes the number of shares of Global Common Stock to be issued in exchange for Frontier shares according to the terms of the Frontier Merger Agreement.

  Election. Each election entitles the holder to make an election for Parent Class A Common Stock or Parent Class B Common Stock. For each election made for Parent Class B Common Stock, the holder shall be entitled to receive a number of shares of Parent Class B Common Stock equal to the sum of 1 plus the Class B to Class A Value Ratio (as defined below) divided by the Class B to Class A Value Ratio (as defined below) for each election made for. If Parent Class A Common Stock, the holder shall be entitled to receive a number of shares of Parent Class A Common Stock equal to the sum of 1 plus the Class A to Class B Value Ratio (as defined below) multiplied by the number of elections.

  Pro Rata Adjustment. The maximum aggregate number of shares of Parent Class A Common Stock or Parent Class B Common Stock that may be elected equal the maximum number of elections that can be made. If the holders of Global Common Stock and U S WEST Common Stock and the holders of options, warrants or rights to purchase Global Common Stock or U S WEST Common Stock elect, in the aggregate, a number of shares of Parent Class A Common Stock or Parent Class B common stock exceeding the applicable cap, the number of shares exceeding the cap will be reduced pro rata.

Election Procedures

  Not later than thirty days prior to the anticipated effective time of the merger or such other date as the parties may agree in writing, Global and U S WEST shall fix a record date for determining which of its shareholders and holders of options, warrants or rights to purchase common stock are entitled to make an election and will mail a form of election together with a letter of transmittal to such holders and each person who subsequently becomes a holder. The election will be made by delivering the form of election to the exchange agent mutually chosen by Global and U S WEST. Such election will be made in terms of the percentage (in increments of one percent (1%)) that such holder seeks of shares of Parent Class B Common Stock and/or shares of Parent Class A Common Stock. The form of election must be properly completed, signed and submitted to the exchange agent by 5:00 p.m. (New York City time) on the last business day prior to the effective time of the merger (or such other time and date as the Parties may agree) and accompanied by the following (other than in the case of holders of Global and U S WEST options, warrants and rights to acquire their respective common stock):

  . the certificates as to which the election is being made; or

  . an appropriate guarantee of delivery of such certificates from a firm which is a member of a registered national securities exchange or of the National Association of Securities Dealers, Inc., or a commercial bank or trust company having an office or correspondent in the United States and such certificates are delivered to the exchange agent:

      (i) within three NYSE trading days after the date of execution of the guarantee of delivery, and

      (ii) with a properly completed and signed letter of transmittal.

  Failure to deliver certificates covered by a guarantee of delivery within three New York Stock Exchange trading days will invalidate the election. Parent will have the discretion, which it may delegate to the exchange agent, to determine in good faith whether forms of election have been properly completed and is under no obligation to notify any person of a defect. Any form of election may be changed or revoked prior to the election deadline, and if so revoked Parent or the exchange agent will return the certificates representing the shares of the Global or U S WEST common stock covered by such form of election to be promptly returned without charge. If a holder of Global or U S WEST common stock or holder of options, warrants or rights to purchase such common stock:

  . does not submit a form of election which is received by the exchange agent prior to the Election deadline (including a holder who submits and then revokes his or her form of election and does not resubmit a form election which is timely received by the exchange agent); or

  . submits a form of election without the corresponding certificates or guarantee; or

  . if the exchange agent cannot reasonably determine the election preference of such holder submitting a form of election then such holder shall be deemed to have elected shares of Parent Class B Common Stock and shares of Parent Class A Common Stock in the same proportion as the holders of Global Common Stock or U S WEST Common Stock, respectively, who actually made elections.

  Certificates surrendered for exchange by any affiliate of Global or U S WEST shall not be exchanged until Parent shall have received a signed agreement from such affiliate.

Exchange of Shares

  Exchange Agent. Prior to the merger, Global and U S WEST will choose an exchange agent to effect the exchange of certificates representing shares of U S WEST and Global common stock for certificates representing shares of Parent Class A Common Stock and Parent Class B Common Stock and cash to be paid in lieu of fractional shares. From time to time after the merger, Parent will deposit with the exchange agent certificates representing Parent Class A and Class B stock.

  Exchange of Shares. U S WEST and Global shareholders who surrender their stock certificates to the exchange agent, or to the Parent (if the exchange agent's appointment is terminated) will receive certificates representing the number of whole shares of Parent Class A Common Stock and Class B Common Stock to which the holders are entitled in accordance with the election procedure described above, with cash being paid in lieu of fractional shares. Holders of unexchanged U S WEST and Global stock certificates will not receive any dividends or other distributions made by Parent after the mergers until their stock certificates are surrendered. Upon surrender, however, the holders will receive all dividends and distributions made on the related Parent shares subsequent to the mergers, without interest, together with cash in lieu of fractional shares. If the exchange agent's appointment is terminated, holders will look solely to the Parent for payment of such dividends and distributions. No party will be liable to U S WEST or Global shareholders for any Parent shares or cash delivered to a public official pursuant to any abandoned property, escheat or similar laws.

  Fractional Shares. No fractional Parent Common Stock shares will be issued to holders of U S WEST or Global common stock. In lieu of fractional shares, each holder of fractional shares of Parent common stock will receive a cash payment.

Conditions to the Mergers

  Conditions to Each Party's Obligation to Effect the Mergers. The obligations of each party to effect the mergers are subject to the following conditions:

  .  the approval by the shareholders of Global and U S WEST of the mergers;

  . the approval by Parent shareholders of the issuance of Parent Class A Common Stock and Parent Class B Common Stock;

  . the absence of any order, injunction or other legal restraint making illegal or prohibiting the consummation of the mergers or creating an adverse effect on Global or U S WEST;

  . the expiration or early termination of the waiting period under the Hart-Scott-Rodino Act;

  . the receipt of all material approvals or permits from any governmental authority necessary to consummate the mergers;

  . the Securities and Exchange Commission not having issued a stop order suspending the effectiveness of the registration statement and there not being pending or threatened any proceedings for such purpose;

  . the receipt of all required state securities or "blue sky" permits or approvals;

  . the approval for listing on the New York Stock Exchange or the Nasdaq National Market System of the Parent Class A Common Stock and Parent Class B Common Stock, subject to official notice of issuance;

  . the receipt by Global and U S WEST of all approvals or consents required under any agreement, except where it would not materially adversely affect Parent, U S WEST or Global;

  . the consummation of Global's acquisition of Frontier pursuant to the Frontier Merger Agreement; and

  . Global's filing of a notice of discontinuance, an application for the sanctioning of a "scheme of arrangement", or an application for a certificate of amalgamation, as the case may be, with the appropriate Bermuda authority.

  Additional Conditions to Obligations of Global. The obligations of Global to effect the mergers are further subject to the following additional conditions:

  . the representations and warranties of U S WEST set forth in the merger agreement being true and correct in all material respects on May 16, 1999 and as of the closing date, or another date stated any representation or warranty, and an officer's certificate received by Global to such effect;

  . compliance by U S WEST in all material respects with its agreements and covenants under the merger agreement, and an officer's certificate received by Global to such effect;

  . the receipt by Global of a written opinion of Skadden, Arps, Slate, Meagher & Flom LLP that the consummation of the transactions will for U.S. federal income tax purposes:

      a. constitute a tax-free exchange of shares of Global Common Stock for shares of Parent Common Stock; and

      b. be a non-recognition transaction for both Global and Parent

  . if the opinion of Cadwalader, Wickersham & Taft that the consummation of the transactions will be a non-recognition transaction as to U S WEST and Parent is not rendered to U S WEST, then Global will not be obligated to effect the mergers (even if U S WEST waives the condition) provided that Global has received an opinion of Skadden, Arps, Slate, Meagher & Flom LLP that there exists a substantial likelihood of a tax liability that would result in a material adverse effect on U S WEST or Parent, as the case may be.

  .  the receipt by Global of affiliate agreements from each affiliate of U S
     WEST;

  . U S WEST taking all actions necessary so that the Parent's board will have the agreed-upon composition as described under "Operation of Parent Following the Mergers."

  Additional Conditions to Obligations of U S WEST. The obligations of U S WEST to effect the merger are further subject to the following additional conditions:

  . the representations and warranties of Global set forth in the merger agreement being true and correct in all material respects on May 16, 1999 and as of the closing date, or another date stated in any representation or warranty, and an officer's certificate received by U S WEST to such effect;

  . compliance by Global in all material respects with its agreements and covenants under the merger agreement, and an officer's certificate received by U S WEST to such effect;

  . the receipt by U S WEST of a written opinion of Cadwalader, Wickersham & Taft that the consummation of the transactions will for U.S. federal income tax purposes:

      a. not cause the spin-off of U S WEST completed on June 12, 1998 to become taxable, including taxability pursuant to Section 355(e) of the Internal Revenue Code;

      b. constitute for U.S. federal income tax purposes a tax-free exchange of shares of U S WEST common stock for shares of Parent common stock; and

      c. be a non-recognition transaction as to U S WEST and Parent.

  . if the opinion of Skadden, Arps, Slate, Meagher & Flom LLP that the consummation of the transactions will be a non-recognition as to Global and Parent are not rendered, with respect to Global or Parent, then U S WEST shall not be obligated to effect the mergers even if Global waives the condition provided that U S WEST has received an opinion of Cadwalader, Wickersham & Taft, that there exists a substantial likelihood of a tax liability that would represent a material adverse effect to Global or Parent, as the case may be.

  . the receipt by U S WEST of affiliate agreements from each affiliate of Global;

  . Global taking all actions necessary so that the Parent's board will be comprised of twenty-two people, ten of which appointed by Global, ten of which appointed by U S WEST, and the remaining two shall be appointed by U S WEST, but shall be independent directors not affiliated with U S WEST; and

  . the Mergers being accounted for under the purchase method of accounting, with U S WEST as the acquiror.

Representations and Warranties

  In the merger agreement U S WEST and Global each make similar representations and warranties, which include, among other things:

  .  its organization and the organization of its significant subsidiaries;

  . effectiveness of its certificate of incorporation and bylaws, and the certificate and bylaws of its significant subsidiaries, and there being no violation of such certificates and bylaws;

  .  its capital structure;

  . corporate power and authorization to enter into the merger agreement and to consummate the merger and related transactions;

  . absence of conflict with its charter documents and receipt of all required consents and approvals;

  . all recent required reports having been filed with the SEC and the accuracy of those reports;

  .  absence of material adverse changes since December 31, 1998;

  .  the absence of material litigation;

  .  compliance with laws and permits;

  . accuracy of information supplied for use in the registration statement and joint proxy statement;

  .  employee benefit matters;

  .  labor matters;

  .  environmental matters;

  .  board approval;

  . approval by a majority of votes cast being the only shareholder vote required;

  .  the opinion of its financial advisor;

  .  brokers' and finders' fees;

  .  tax matters;

  .  intellectual property matters;

  .  insurance matters;

  .  its ownership of less than 10% of the other's outstanding shares;

  .  material contracts;

  .  necessary licenses;

  .  year 2000 readiness matters; and

  . no violation of, among other things, Section 104 of the Foreign Corrupt Practices Act or similar laws.

Conduct of U S WEST and Global prior to the Mergers

  Transition Planning. Global and U S WEST have agreed to establish a four-person committee (with two members designated by Global and two members designated by U S WEST) responsible for coordinating all transition planning and implementation relating to the mergers, including examining alternatives regarding the future organization and management of Global and U S WEST and the coordination of policies and strategies with respect to regulatory authorities.

  Operating Covenants. Prior to the mergers, Global, U S WEST and their respective subsidiaries have agreed to conduct their operations in the ordinary course consistent with past practice, and will use their best efforts to preserve intact their business organization, keep available the services of their officers and employees and maintain advantageous relationships with persons having business relationships with them. Subject to some exceptions, including obtaining the written consent of the transition committee, the merger agreement places specific restrictions on the ability of Global and U S WEST and their respective subsidiaries to, among other things:

  . issue, sell, encumber or dispose of its capital stock or securities convertible into or exercisable for its capital stock (excluding employee benefit plans);

  . amend or propose to amend its certificate of incorporation, bylaws, or shareholder rights plan except as disclosed in the draft proxy statement of Global and Frontier to be filed in connection with the Frontier Merger Agreement;

  .  split, combine or reclassify its outstanding shares of common stock;

  . with respect to Global, declare or pay any dividend (U S WEST is permitted to pay dividends consistent with past practice);

  . redeem, purchase or acquire its capital stock, except in connection with its employee benefit plans;

  . acquire any corporation, partnership or business or increase any investment if the aggregate of such transactions exceeds $3 billion;

  . except in the ordinary course of business, make certain capital expenditures;

  No Solicitation. Pursuant to the merger agreement and except as described below, Global and U S WEST agree that neither they nor their respective subsidiaries will, solicit, initiate, encourage (including by way of furnishing information) or knowingly facilitate any alternative transaction, as defined below, or participate in any discussions regarding any alternative transaction.

  Under the merger agreement, "alternative transaction" means, with respect to Global or U S WEST:

  . any acquisition by a third party of more than 20% of its outstanding shares pursuant to a tender offer, exchange offer or otherwise;

  . any merger or other business combination involving it or one of its subsidiaries, regardless of who the surviving corporation may be; or

  . any other transaction pursuant to which any third party acquires control of its assets or its subsidiaries' assets for consideration equal to 20% or more of the fair market value of its outstanding common stock.

  Notwithstanding the foregoing, the board of directors of Global or U S WEST, as the case may be, is permitted under the merger agreement to:

  . engage in discussions or negotiations with, or provide information to, any person in response to an unsolicited alternative transaction proposal submitted to it prior to the date its shareholders adopt the merger agreement, if, among other things, prior to participating in discussions or furnishing information:

      a. it executes a confidentiality agreement with the third party in question containing terms at least as favorable to it as the one previously entered into between Global and U S WEST; and

      b. it determines that the alternative transaction proposal is a superior proposal (as defined in the merger agreement) and, after receiving the advice of outside Counsel, determines that failing to participate in discussions with the third party in question or to furnish information would result in a reasonable likelihood that it would breach its fiduciary duties to its shareholders.

  Global and U S WEST must also provide the other with contemporaneous notice of entering into any discussions or furnishing any information and prompt notice of the terms and conditions of any alternative transaction and the identity of the person making it.

  Global and U S WEST agree not to release any third party from any provision of any standstill agreement which could affect an alternative transaction and agree that either party will be entitled to enforce the other party's rights and remedies in connection with such agreements. Nothing shall prohibit either party (i) from taking and disclosing to its shareholders a position contemplated by Rule 14e-9 or Rule 14e-2(a) under the Exchange Act regarding the tender offer or (ii) from making any disclosure to its shareholders if, in the good faith judgment of such party's board of directors, after receipt of advice from outside counsel, failure to disclose would result in a possible breach of fiduciary duty.

  Other Covenants Regarding the Period Prior to the Mergers.

  . Global and U S WEST have agreed to consult regarding their disclosure and filings of financial statements prior to the merger; and

  . neither U S WEST nor Global has the right to control the other's operations prior to the merger.

  Covenants and Other Agreements. The merger agreement contains additional agreements relating to, among other things:

  . the preparation, filing, and distribution of the registration statement and the mailing of the joint proxy statement subject to the delivery of "comfort" letters from each company's independent accountants;

  .  mutual access to information;

  .  cooperation in the issuance of press releases relating to the merger;

  . cooperation regarding certain filings with governmental authorities and other agencies and organizations;

  . notification upon the occurrence or non-occurrence of an event that would:

    a. violate a representation, warranty, covenant or condition in the merger agreement or,

    b. have a material adverse effect on such party or require an amendment to the registration and joint proxy statement.

  .  cooperation to cause the merger to qualify as a tax free exchange;

  . each parties' best efforts to obtain blue sky permits for Parent Class A Common Stock and Parent Class B Common Stock prior to the merger; and

  . obtaining the prior written consent of the other party to engage in acquisitions prior to the merger in excess of $3 billion in the aggregate.

  Board Recommendation; Shareholders Meetings. Global and U S WEST have each agreed to convene a shareholders meeting as soon as practicable for the purpose of voting on the adoption of the merger agreement. Each company's board of directors may not withdraw or modify its recommendation in any manner adverse to the other company, unless:

  . it has concluded in good faith, on the advice of its outside financial advisors, that the proposal is a superior proposal.

  Affiliate Agreements. Each of Global and U S WEST have agreed to disclose to the other party all persons who may be deemed an affiliate of such party for purposes of Rule 145 under the Securities Act. Each of Global and U S WEST has further agreed to use its reasonable best efforts to deliver to the other party, a letter from each such affiliate in the form agreed to in the Merger Agreement.

  Listing of Shares. The parties agree to use their best efforts to cause the Parent Class A Common Stock and Parent Class B Common Stock shares to be listed on the New York Stock Exchange or Nasdaq.

  Directors' and Officers' Indemnification and Insurance. For a period of six years following the merger, U S WEST and Global agree:

  . not to modify the provisions in their respective charter documents regarding director and officer indemnification;

  . to maintain in effect their current director and officer liability insurance; and

  . to indemnify the directors of U S WEST and Global, respectively, as permitted by their charter documents and applicable law.

  Determination of Class B to Class A Value Ratio. At least sixty days prior to the anticipated effective time, U S WEST and Global will retain a nationally recognized investment bank as an appraiser to determine the "Class B to Class A Value Ratio", The Class B to Class A Value Ratio represents the appraiser's assessment of the relative value of Parent Class B Common Stock to Parent Class A Common Stock. In determining such valuations, the appraiser will employ methodologies and analyses consistent with those traditionally utilized by investment banking firms in performing public company valuations:


  Global/Frontier Merger. In connection with Frontier Merger, Global agrees to:

  . use its reasonable best efforts to close the transactions contemplated by the Frontier Merger Agreement;

  . not take any action which would materially adversely impact the timing of the closing of the transactions contemplated by the Frontier Merger Agreement;

  . not waive or amend any material economic provision of the Frontier Merger Agreement without the prior written approval of U S WEST (Global may increase the merger consideration without consent in the event an Acquisition Proposal (as defined in the Frontier Merger Agreement) is made to Frontier, but, if the increase is in cash, not in excess of $3 billion.

  Global's Cable & Wireless Acquisition. Global agrees, in connection with its acquisition of Cable & Wireless Global Marine, to use its reasonable efforts to close the Cable & Wireless acquisition and not to take any action which would materially adversely impact the timing of the closing of the Cable & Wireless acquisition or on its ability to satisfy the conditions precedent.

  Interim Dividend Policy. Global agrees not to declare any dividend without U S WEST's written consent. U S WEST is permitted, without Global's consent, to pay dividends not in excess of $0.75 per quarter. Additionally, U S WEST may declare and pay to shareholders of record on the date immediately prior to the effective time: (i) a special dividend of $1.00 per share and (ii) the pro rata portion of the then regular quarterly dividend through such date.

  Services Agreement. U S WEST and Global have agreed to use their best efforts to enter into a retail marketing and services agreement within thirty 30 days of the date of the merger agreement, covering the marketing of U S WEST's services and the purchase by U S WEST of Global's services. U S WEST and Global further agree to use their best efforts to enter into an agreement to form and operate outside of U S WEST's service territory a data-focused competitive local exchange carrier.

  Global Group/Local Group Definitions. Sixty days prior to the merger, U S WEST and Global will agree on the definitions of Global Group and Local Group to be used for purposes of the determination of the Class B to Class A Value Ratio.

Termination

  The merger agreement provides that prior to the merger, the merger agreement may be terminated:

  .  by mutual written consent of Global and U S WEST;

  .  by either Global or U S WEST if:

      a. the merger is not consummated by May 16, 2000 (or November 30, 2000 if all conditions, except those relating to the expiration of the Hart-Scott-Rodino Act waiting period and other regulatory consents, have been fulfilled prior to May 16, 2000), so long as the party seeking to terminate did not prevent consummation by failing to fulfill any of its obligations under the merger agreement;

      b. any court or other governmental authority issues a non-appealable final order, decree or ruling or takes any other action which prohibits the merger, so long as the party seeking termination on that basis has used its reasonable best efforts to prevent such action;

      c. the shareholders of Global or U S WEST fail to adopt the merger agreement;

      d. the other party materially breaches the merger agreement and the breach is incapable of being cured prior to May 16, 2000 (or November 30, 2000 if all conditions, except those relating to the expiration of the Hart-Scott-Rodino Act waiting period and other regulatory consents, have been fulfilled prior to May 16, 2000);

      e. the other party's board of directors withdraws or adversely modifies its approval or recommendation that its shareholders adopt the merger agreement, or fails to reaffirm such approval or recommendation upon request;

      f. the other party's board of directors approves or recommends any alternative transaction;

      g. the other party's board of directors fails to include its unqualified recommendation that its shareholders approve the merger;

      h. the other party's board resolves to take any of the action specified in e. through f. above;

      i. the Frontier Merger Agreement is terminated;

      j. prior to the vote of its respective shareholders adopting the merger agreement, its board of directors decides to accept a transaction proposal which is a superior proposal provided that:

        i.  it has complied with the covenant described under "--No
            Solicitation";

        ii. its board determines in good faith, on the basis of advice from outside counsel that proposal is a superior proposal; and

        iii. its board determines in good faith, on the basis of advice from outside counsel, that accepting the superior proposal would likely be required to prevent the board from breaching its fiduciary duties.

  .  by Global, if:

      a. U S WEST fails to consummate the purchase of Global shares pursuant to its tender offer by July 31, 1999 (or August 30, 1999, if the Hart-Scott-Rodino Act waiting period applicable to the tender offer has not expired) (see description of Tender Offer).

      b. it determines that the approval of the fair value of Global common stock, as determined by the Bermuda Court, is excessive.

Termination Fees and Expenses

 Termination Fee Payable to Global

  The merger agreement provides for U S WEST to pay Global a termination fee, in cash, of $850 million if the merger agreement is:

  .  terminated by Global because:

      a. U S WEST's board withdraws or adversely modifies its approval or recommendation that U S WEST's shareholders adopt the merger agreement or fails to reaffirm such approval or recommendation upon request;

      b. U S WEST's board approves or recommends any "alternative transaction";

      c. U S WEST's board fails to include its unqualified recommendation that its shareholders approve the merger; or

      d. U S WEST's board resolves to take any of the above actions.

  . terminated by U S WEST or Global because of the failure to obtain U S WEST's shareholder approval (and the agreement could not have been terminated by Global for any of the conditions listed in a. through d. above), and:

      a.prior to U S WEST's shareholders' meeting an "alternative transaction" proposal is made involving the acquisition of more than 40% of the outstanding shares of U S WEST or any of its subsidiaries, and

      b.within twelve months after the termination of the merger agreement, U S WEST enters into a definitive agreement with respect to an "alternative transaction."

  . terminated by Global as a result of U S WEST's material breach concerning:

      a. its covenant concerning the preparation, filing, and distribution of the registration statement and the mailing of the joint proxy statement to its shareholders, subject to the delivery of "comfort" letters from its independent accountants, which remains uncured for 30 days after notice.

      b. its covenant regarding the convening of a shareholders meeting as soon as practicable for the purposes of voting on the adoption of the merger agreement which remains uncured for 30 days after notice, and its board of directors not withdrawing or modifying its recommendation in any manner adverse to Global unless it has concluded in good faith, on the advice of its outside financial advisors, that the proposal is a superior proposal.

  . terminated by U S WEST pursuant to the provision which allows termination where prior to the vote of its shareholders adopting the merger agreement, its board of directors decides to accept a transaction proposal which is a superior proposal provided that:

      i. it has complied with the covenant described under "--No
         Solicitation";

      ii. its board determines in good faith, on the basis of advice from outside counsel that proposal is a superior proposal; and

      iii. its board determines in good faith, on the basis of advice from outside counsel, that accepting the superior proposal would likely be required to prevent the board from breaching its fiduciary duties.

 Termination Fee Payable to U S WEST

  The merger agreement provides for the payment by Global to U S WEST of a termination fee, in cash, of $850 million if the merger agreement is:

  .  terminated by U S WEST because:

      a. Global's board withdraws or adversely modifies its approval or recommendation that Global's shareholders adopt the merger agreement or fails to reaffirm such approval or recommendation upon request;

      b. Global's board approves or recommends any "alternative transaction";

      c. Global's board fails to include its unqualified recommendation that its shareholders approve the merger; or

      d. Global's board resolves to take any of the above actions.

  . terminated by Global or U S WEST because of the failure to obtain Global's shareholder approval (and where the agreement could have been, but was not, terminated by U S WEST for any of the conditions listed in
     a. through d. above.)

  . terminated by Global or U S WEST because of the failure to obtain Global's shareholder approval (and the agreement could not have been terminated by U S WEST for any of the conditions listed in a. through d. above), and:

      a. prior to Global's shareholders' meeting an "alternative transaction" proposal is made involving the acquisition of more than 40% of the outstanding shares of Global or any of its subsidiaries, and

      b. within twelve months after the termination of the merger agreement, Global enters into a definitive agreement with respect to an "alternative transaction."

  . terminated by U S WEST as a result of Global's material breach concerning:

      a. its covenant concerning the preparation, filing, and distribution of the registration statement and the mailing of the joint proxy statement to its shareholders, subject to the delivery of "comfort" letters from its independent accountants, which remains uncured for 30 days after notice.

      b. its covenant regarding the convening of a shareholders meeting as soon as practicable for the purposes of voting on the adoption of the merger agreement which remains uncured for 30 days after notice, and its board of directors not withdrawing or modifying its recommendation in any manner adverse to U S WEST unless it has concluded in good faith, on the advice of its outside financial advisors, that the proposal is a superior proposal.

  . terminated by Global pursuant to the provision which allows termination where prior to the vote of its shareholders adopting the merger agreement, its board of directors decides to accept a transaction proposal which is a superior proposal provided that:

      i. it has complied with the covenant described under "--No
         Solicitation";

      ii. its board determines in good faith, on the basis of advice from outside counsel that proposal is a superior proposal; and

      iii. its board determines in good faith, on the basis of advice from outside counsel, that accepting the superior proposal would likely be required to prevent the board from breaching its fiduciary duties.

  The termination fee is payable within one business day following the delivery of notice of termination to the other party, or within one business day after such party enters into any definitive agreement regarding an "alternative transaction" which gives rise to the termination fee. If either party fails to promptly pay the other any termination fee, they will pay the costs and expenses (including legal fees and expenses) in connection with any action taken to collect payment.

Amendment; Extension and Waiver.

  Global and U S WEST may amend the merger agreement pursuant to a writing adopted by their respective boards at any time before the merger, but after the merger agreement is adopted by either Global's or U S WEST's shareholders, no amendment may reduce or change the consideration to be paid in the merger, or alter or change any of the terms and conditions of the merger agreement if such change would adversely affect U S WEST's or Global's shareholders. At any time before the merger, either Global or U S WEST may:

  .  extend the other party's time to perform their obligations;

  . waive any inaccuracies in the representations and warranties contained in the merger agreement; and

  . waive compliance with any of the agreements or conditions contained in the merger agreement.

           Stockholders Agreement and Registration Rights Agreement

  Global, Pacific Capital Group ("PCG"), GKW Unified Holdings, LLC ("GKW"), Canadian Imperial Bank of Commerce ("CIBC"), Continental Casualty Company ("CCC"), MRCo, Inc. ("MRC") and certain other shareholders of Global (including certain of Global's officers and directors and their affiliates) (collectively, the "Holders") have entered into a Stockholders Agreement and a Registration Rights Agreement, each dated August 12, 1998.

  Under the Stockholders Agreement, Global has been granted a right of first refusal on certain private transfers by the Holders until August 12, 2000. The Stockholders Agreement was amended in connection with the Tender Offer and Purchase Agreement to permit transfers pursuant to the Offer without compliance with the right of first refusal procedure. In addition to the right of first refusal, subject to the exceptions set forth in the Stockholders Agreement, certain of the Holders have rights permitting such Holder to participate, on the same terms and conditions, in certain transfers of shares by other Holders as follows: (i) PCG, GKW and CIBC (and their affiliates and permitted transferees) have the right to participate in any transaction initiated by any of them to transfer 5% or more of the outstanding securities of Global and (ii) PCG, GKW, CIBC, CCC and MRC (and their affiliates and permitted transferees) have the right to participate in any transaction initiated by any of them to transfer any securities of Global which transaction would result in a change of control of Global. As part of the Tender Offer and Purchase Agreement, Global and the existing shareholders party to the Stockholders Agreement agreed to extend this participation right to U S WEST in the event of a change of control of the Company. In addition, so long as Gary Winnick, PCG and GKW and certain of their transferees ("PCG Holders") collectively beneficially own (within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended) at least 15% of the outstanding shares of Common Stock, any PCG Holder is entitled to seek appraisal of the fair value of the Common Stock beneficially owned by such person and to receive the payment thereof in cash in connection with any merger or consolidation of Global or the sale, lease or transfer of all or substantially all of the assets of Global. This appraisal right is available only to those PCG Holders who shall not have voted in favor of or given consent with respect to such transaction and beneficially own the Common Stock as to which appraisal is sought immediately prior to the consummation of such transaction.

  Pursuant to the Registration Rights Agreement, the existing Holders have demand and piggyback registration rights. In connection with the Tender Offer and Purchase Agreement, Global and the other parties to the Registration Rights Agreement agreed to grant demand and piggyback registration rights to U S WEST as well.

Item 4. The Solicitation or Recommendation.

  (a) Recommendation of Global's Board of Directors

  Global's board of directors, at a meeting duly called and held on May 16, 1999, unanimously approved the Offer and the Tender Offer and Purchase Agreement and the transactions contemplated thereby. The Global board of directors recommends that shareholders of Global who desire to receive cash at this time tender their shares of Common Stock pursuant to the Offer. See "Background of the Offer; Reasons for the Recommendation" for a discussion of the factors considered by the board in making its recommendation.

  As set forth in the Offer, upon the terms and subject to the conditions of the Offer, U S WEST will accept for payment and pay for up to 39,259,305 shares of Common Stock validly tendered on or prior to the initial expiration date and not properly withdrawn.

  A copy of the press release announcing execution of the Merger Agreement is filed as Exhibit 7 to this Statement and is incorporated herein by reference.

  (b) Background of the Offer; Reasons for the Recommendation

Background of the Offer

  On October 25, 1997, the Board of Directors of the former parent of the Offeror ("Old U S WEST") adopted a proposal to separate Old U S WEST into two independent companies (the "Separation"). The Separation became effective on June 12, 1998. Subsequent to the Separation, the Offeror commenced a comprehensive review of its strategic position and objectives in light of changes in the competitive marketplace as evidenced by recent significant consolidations and mergers in the telecommunications industry, swiftly advancing technology and changes in the regulatory landscape.

  From September 30 through October 2, 1998, the Board of Directors of the Offeror held a strategy session during which it reviewed the changes in the competitive marketplace, technology, regulation and customer demands. With this background it considered various strategic alternatives. These alternatives included potential relationships and alliances with other entities.

  Following this session, during the Fall of 1998, senior management of the Company and the Offeror met on various occasions to discuss a potential transaction involving the Company and the Offeror's data business. These discussions ended in January, 1999.

  On February 4 and 5, 1999, in the context of the discussion of a potential opportunity, the Board of Directors of the Offeror had lengthy discussions regarding the various strategies the Offeror could pursue.

  Through February and into April, 1999, senior management of the Company and the Offeror had further discussions about ways of combining the Company and the data business of the Offeror.

  At a regular meeting of the Board of Directors of the Offeror held on April 4, 1999, the Board reviewed the strategic objectives of the Offeror and requested that Solomon D. Trujillo, the Chief Executive Officer of the Offeror, together with senior management of the Offeror, further investigate possible long-term strategic alternatives and options for the Offeror including the possibility of a business combination transaction involving the Company. Analysis of possible strategies to either acquire or build the technology necessary to advance the Offeror into the forefront of the rapidly expanding data and telecommunication industry was undertaken. The Offeror considered a number of potential acquisition candidates with a variety of technologies that would enhance the Offeror's products or services.

  Thereafter, the Offeror had preliminary discussions with a number of significant potential partners that could strategically fit with the Offeror's goals of becoming a global leader in the data/communications race. The Offeror retained Merrill Lynch to advise it with respect to a possible transaction.

  On April 22, 1999, Mr. Trujillo and Gary Winnick, Co-Chairman of the Board of Directors of the Company, met in Beverly Hills, California for the purpose of discussing industry-related matters. At such meeting, Messrs. Trujillo and Winnick discussed the possibility of a business combination or a joint venture between the Offeror and the Company. At the end of the meeting, Messrs. Trujillo and Winnick agreed to meet again and direct their respective senior managements to pursue further the possibility of a business combination between the Offeror and the Company. Shortly following these meetings, in light of the pending merger transaction with Frontier Corporation ("Frontier"), Mr. Winnick preliminarily advised senior management of Frontier of his discussions with the Offeror.

  Subsequent thereto, senior management of the Offeror and representatives of Merrill Lynch had several meetings with senior management of the Company and its financial advisor, Salomon Smith Barney, Inc., to discuss the feasibility and advisability of a business alliance or combination between the Offeror and the Company, including tours of various facilities.

  On May 3, 1999, the Offeror and the Company executed a mutual confidentiality agreement and agreed to exchange non-public information.

  During the first two weeks of May, senior managements of the Company and the Offeror and their respective financial and legal advisors met to discuss a possible structure for a business combination between the Offeror and the Company and agreed that any business combination transaction between the Company and the Offeror would include the Offer.

  On May 11, 1999, at a regular meeting of the Board of Directors of the Offeror, senior management of the Offeror and the Offeror's financial and legal advisors reviewed with the Board of Directors of the Offeror possible long-term strategic alternatives for the Offeror and the status of the discussions between the Offeror and the Company. The Board of Directors of the Offeror then authorized senior management of the Offeror to continue discussions with the Company.

  Senior management of the Offeror and the Company and their respective legal and financial advisors continued to meet to negotiate the terms of a possible business combination including the terms of the Offer and commenced negotiations for the Mergers and the Offer.

  On May 16, 1999, the Board of Directors of the Offeror met for the purpose of considering the terms and conditions of the Merger Agreement, the Mergers, the Offer and the related transactions and agreements. The

Offeror's financial and legal advisors were present at such meeting. The Board of Directors of the Offeror was advised that another company that had become aware of the possible combination with the Company and requested that the Offeror delay negotiations while it continued to consider making an alternative proposal. However, the third party indicated that it was unwilling to make an offer at that time. Throughout the day and evening, management encouraged the third party to make a firm and specific proposal that could be considered. No proposal was received and the Offeror was informed that no proposal was imminent. At the Board of Directors meeting, senior management of the Offeror and representatives of the Offeror's legal and financial advisors reviewed with the Board of Directors the terms and conditions of the Merger Agreement, the Mergers, the Offer and the related transactions. Merrill Lynch addressed certain financial aspects of the Mergers. Counsel reviewed legal considerations to be considered by the Board of Directors of the Offeror in approving the Merger and the Offer. Extensive discussion followed relating to the financial and legal aspects of the transaction as well as the status of the conversations with the third party. After discussion, the Board of Directors of the Offeror unanimously approved the Merger, the Offer, the Merger Agreement and the related transactions and agreements and agreed to reconvene later that evening to authorize management to execute and deliver the Merger Agreement and the related agreements.

  Following the meeting of the Board of Directors of the Offeror, the Board of Directors of the Company met to consider, among other things, the terms and conditions of the Merger Agreement, the Mergers, the Offer and the related transactions and agreements. The Company's financial and legal advisors attended the meeting. Senior management of the Company and representatives of the Company's legal and financial advisors reviewed with the Board of Directors of the Company the terms and conditions of the Merger Agreement, the Mergers, the Offer and the related transactions. Counsel to the Company reviewed legal considerations to be considered by the Board of Directors of the Company in approving the Merger and the Offer. Extensive discussion followed relating to the financial and legal aspects of the transaction. After discussion, the Board of Directors of the Company unanimously approved the Merger, the Offer, the Merger Agreement and the related transactions and agreements. Senior management of the Company was authorized to execute and deliver the Merger Agreement.

  At approximately 10:30 p.m., the Board of Directors of the Offeror reconvened and, after being advised that no proposal from the third party was imminent and that the Company would not defer entering into the Merger Agreement, authorized senior management of the Offeror to execute and deliver the Merger Agreement and commence the Offer.

  Prior to the opening of business on May 17, 1999, each of the Offeror and the Company executed and delivered the Merger Agreement and the related documents.

Reasons for the Recommendation

  In approving the Offer and the Tender Offer and Purchase Agreement and recommending that Global shareholders who desire to receive cash at this time tender their shares pursuant to the Offer, the Global board of directors considered a number of factors, including:

  (a) the fact that the $62.75 per share price to be paid pursuant to the Offer represents a premium of 13% on the average closing price of $55.525 per share during the 20 trading days prior to the announcement of the Offer;

  (b) the fact that the Offer is conditioned only upon obtaining antitrust approvals and there being no legal or similar restriction prohibiting U S WEST from purchasing shares of Common Stock in the Offer;

  (c) the fact that entering into the Tender Offer and Purchase Agreement and the making of the Offer pursuant thereto facilitated the agreement of U S WEST and Global to enter into the Merger Agreement;

  (d) the board's belief that having U S WEST as a significant shareholder, on the terms contemplated in the Tender Offer and Purchase Agreement and the other agreements entered into in connection therewith, would be in the best interest of Global in the long-term, whether or not the Merger is consummated; and

  (e) the fact that the Offer will allow all shareholders of the Company (subject to specified limitations applicable to officers, directors and other affiliates of the Company in order to limit their participation in the Offer) to realize cash for a small percentage of their total shareholdings.

  The foregoing discussion of the information and factors considered and given weight by the board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation, the board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendation. In addition, individual members of the board may have given different weight to different factors.

  Based on the foregoing factors, the board determined to recommend the acceptance of the Offer by Global shareholders as described above.

Item 5. Persons Retained, Employed or to be Compensated.

  Neither Global nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to others with respect to the Offer.

Item 6. Recent Transactions and Intent with Respect to Securities.

  (a) Except as set forth below, there have been no transactions in shares of Common Stock which were effected during the past 60 days by Global, or to the best knowledge of Global, by any executive officer, director, affiliate or subsidiary of Global.

                         TRANSACTIONS IN COMMON STOCK
                        BY EXECUTIVE OFFICERS OF GLOBAL

                                    Transaction   Option           Transaction
Name                                    Date      Price  Shares       Type
----                               -------------- ------ ------- ---------------
Wim Hulsman....................... March 24, 1999 $13.26  36,668 Option Exercise
Martin Klapper.................... March 31, 1999 $0.835 119,760 Option Exercise
John Scanlon...................... April 1, 1999  $0.835 119,760 Option Exercise

  (b) To the best knowledge of Global, each of its executive officers, directors and affiliates presently intends to tender some or all shares of Global common stock beneficially owned by them to the Offeror pursuant to the tender offer. Certain of such executive officers, directors and affiliates have agreed with U S WEST pursuant to the Tender and Voting Agreement to tender at least 12.3045% of the shares of Common Stock owned by them as of May 16, 1999. See Item 3(b) for a description of the Tender and Voting Agreement. In addition, Gary Winnick and members of the Company's senior management have agreed not to tender more than 30% of the Shares beneficially owned by them in the Offer. Directors of Global, and the entities which they represent, have agreed not to tender more than 50% of the Shares beneficially owned by them in the Offer.

Item 7. Certain Negotiations and Transactions by the Subject Company.

  (a) Except as set forth in this Statement, no negotiation is being undertaken or is underway by Global in response to the Offer which relates to or would result in: (i) an extraordinary transaction such as a merger or reorganization, involving Global or any subsidiary of Global; (ii) a purchase, sale or transfer of a material amount of assets by Global or any subsidiary of Global; (iii) a tender offer for or other acquisition of securities by or of Global; or (iv) any material change in the present capitalization or dividend policy of Global.

  (b) Except as set forth in this Statement, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

Item 8. Additional Information to be Furnished.

  Global is not aware of any additional information which is necessary to furnish to make the required statements in this Statement, in light of the circumstances under which they are made, not materially misleading.

Item 9. Material to be filed as Exhibits.

  The following exhibits are filed herewith:

 Exhibit 1 Agreement and Plan of Merger dated May 16, 1999 among U S WEST and
           Global. (Incorporated by reference to Exhibit 2 to Global's Current
           Report on Form 8-K filed with the Securities and Exchange Commission on May 21, 1999.)
 Exhibit 2 Tender Offer and Purchase Agreement dated as of May 16, 1999, among
           U S WEST and Global. (Incorporated by reference to Exhibit (c)(2) to
           U S WEST's Schedule 14D-1 filed with the Securities and Exchange
           Commission on May 21, 1999.)
 Exhibit 3 Standstill Agreement dated as of May 16, 1999 among U S WEST and
           Global. (Incorporated by reference to Exhibit (c)(4) to U S WEST's
           Schedule 14D-1 filed with the Securities and Exchange Commission on May 21, 1999.)
 Exhibit 4 Voting Agreement dated as of May 16, 1999 among U S WEST and Global.
           (Incorporated by reference to Exhibit (c)(3) to U S WEST's Schedule
           14D-1 filed with the Securities and Exchange Commission on May 21,
           1999.)
 Exhibit 5 Tender and Voting Agreement dated as of May 16, 1999 among U S WEST,
           Global and the shareholders party thereto. (Incorporated by reference to Exhibit (c)(5) to U S WEST's Schedule 14D-1 filed with the Securities and Exchange Commission on May 21, 1999.)
 Exhibit 6 Agreement dated as of May 16, 1999 among Global and the shareholders party thereto. (Incorporated by reference to Exhibit (c)(6) to U S
           WEST's Schedule 14D-1 filed with the Securities and Exchange
           Commission on May 21, 1999.)
 Exhibit 7 Joint Press Release of Global and U S WEST dated May 17, 1999.
           (Incorporated by reference to Exhibit 99.1 to Global's Current
           Report on Form 8-K filed with the Securities and Exchange Commission on May 18, 1999.)
 Exhibit 8 Transfer Agreement dated as of May 16, 1999 among Global and the shareholders party thereto. (Incorporated by reference to Exhibit
           (c)(8) to U S WEST's Schedule 14D-1 filed with the Securities and
           Exchange Commission on May 21, 1999.)

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          Global Crossing Ltd.

                                          By:      /s/ James C. Gorton
                                          -------------------------------------
                                               James C. Gorton Senior Vice
                                              President and General Counsel

Dated: May 24, 1999

                                 EXHIBIT INDEX

 Exhibit 1 Agreement and Plan of Merger dated May 16, 1999 among U S WEST and
           Global. (Incorporated by reference to Exhibit 2 to Global's Current
           Report on Form 8-K filed with the Securities and Exchange Commission on May 21, 1999.)
 Exhibit 2 Tender Offer and Purchase Agreement dated as of May 16, 1999, among
           U S WEST and Global. (Incorporated by reference to Exhibit (c)(2) to
           U S WEST's Schedule 14D-1 filed with the Securities and Exchange
           Commission on May 21, 1999.)
 Exhibit 3 Standstill Agreement dated as of May 16, 1999 among U S WEST and
           Global. (Incorporated by reference to Exhibit (c)(4) to U S WEST's
           Schedule 14D-1 filed with the Securities and Exchange Commission on May 21, 1999.)
 Exhibit 4 Voting Agreement dated as of May 16, 1999 among U S WEST and Global.
           (Incorporated by reference to Exhibit (c)(3) to U S WEST's Schedule
           14D-1 filed with the Securities and Exchange Commission on May 21,
           1999.)
 Exhibit 5 Tender and Voting Agreement dated as of May 16, 1999 among U S WEST,
           Global and the shareholders party thereto. (Incorporated by reference to Exhibit (c)(5) to U S WEST's Schedule 14D-1 filed with the Securities and Exchange Commission on May 21, 1999.)
 Exhibit 6 Agreement dated as of May 16, 1999 among Global and the shareholders party thereto. (Incorporated by reference to Exhibit (c)(6) to U S
           WEST's Schedule 14D-1 filed with the Securities and Exchange
           Commission on May 21, 1999.)
 Exhibit 7 Joint Press Release of Global and U S WEST dated May 17, 1999.
           (Incorporated by reference to Exhibit 99.1 to Global's Current
           Report on Form 8-K filed with the Securities and Exchange Commission on May 18, 1999.)
 Exhibit 8 Transfer Agreement dated as of May 16, 1999 among Global and the shareholders party thereto. (Incorporated by reference to Exhibit
           (c)(8) to U S WEST's Schedule 14D-1 filed with the Securities and
           Exchange Commission on May 21, 1999.)